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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period April 29, 2005

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: April 29, 2005	By:	/s/ JAMES BALL
	Name:	James Ball
	Title:	Head of International Strategy, London Branch

SANPAOLO IMI S.p.A.

THE DECISIONS OF THE SHAREHOLDERS' MEETING

        Turin, 29 April 2005—The Shareholders' Meeting of SANPAOLO IMI S.p.A., meeting today in Piazza San Carlo, took the following agenda decisions:

1.
approval of the financial statements for 2004 and distribution of income for the period: the Meeting approved the company financial statements and examined the consolidated financial statements of the Group at 31 December 2004. Income for the period was €1,035,918,830 with a shareholders' dividend of €0.47 for each of the 1,475,122,818 ordinary shares and 388,334,018 preference shares ("privilegiate") which make up the equity capital: the coupon will be ex on 23 May and paid on 26 May.

  Group consolidated net income at the end of 2004 was €1,393 million, with an increase of 43.3% on 2003 and a RoE of 12.2%;

2.
authorisation for the purchase and sale of own shares: the Meeting deliberated the renewal of the authorisation for the purchase of own ordinary shares of nominal value €2.80, in respect of current regulations, for 18 months and up to a maximum of further 180 million shares, at a price, net of ordinary accessory charges for the purchase, no less than 30% and no more than 10% of the reference price of the shares in the Stock Market day preceding each individual transaction. Furthermore. the amount of the Reserve to Purchase own shares for 1,000 million euro, corresponding to the Reserve to Purchase own shares already existing, was also confirmed.

  Own shares can also be used, in the context of incentive plans to employees of the Company or subsidiaries approved by the Board of Directors, free of payment or by payment;

3.
nomination of the members of the Board of Statutory Auditors for the years 2005/2006/2007 and determination of the compensation for the Members: nominated were

—Maurizio DALLOCCHIO	(Presidente/Chairman)
—Paolo MAZZI	(Sindaco effettivo/Statutory Auditor)
—Augusto FRANCHINI	(Sindaco effettivo/Statutory Auditor)
—Aureliano BENEDETTI	(Sindaco effettivo/Statutory Auditor)
—Gianluca FERRERO	(Sindaco effettivo/Statutory Auditor)
—Paolo PICCATTI	(Sindaco supplente/Supplemtary Statutory Auditor)
—Carlo PAVESIO	(Sindaco supplente/Supplemtary Statutory Auditor)

  The Shareholders' Meeting has set the compensation for the members of the Board of Statutory Auditors at €100,000 for the Chairman at €65,100 for each of the Statutory Auditors.

  The curriculum of each member is available on the internet site ww.grupposanpaoloimi.com

4.
deliberations concerning Directors' compensation: the Shareholders' Meeting has approved the criteria to determinate the variable part of the Directors' compensation for 2005, pursuant to Article 15 of the Articles and By-Laws:

•
when Group RoE (consolidated net income for the period/consolidated accounting net worth as average of year-end values) is equal to or less than 14.99%: 1 per mil of net income shown in the consolidated financial statements relative to the year;

  •
  when RoE exceeds 14.99%: 1 per mil of the part of net income (shown in the consolidated financial statements relative to the year, giving a RoE of 14.99%, plus 1.5 per mil of the part of net income exceeding that.

RELAZIONI ESTERNE		INVESTOR RELATIONS
Torino	011/555.7747–Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Telefax 011/5552989
Napoli	081/7913419	e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com (www.grupposanpaoloimi.com)

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SIGNATURES
THE DECISIONS OF THE SHAREHOLDERS' MEETING